VIA EDGAR AND OVERNIGHT DELIVERY

October 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Claire DeLabar Mr. Robert Littlepage Mr. Austin Pattan Ms. Kathleen Krebs

Re:	Direct Digital Holdings, Inc. Draft Registration Statement on Form S-1 Submitted September 10, 2021 CIK No. 0001880613

On behalf of our client, Direct Digital Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 8, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter and a revised version of the draft Registration Statement (the “Amended DRS”) are being confidentially submitted with the Commission via EDGAR concurrently. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amended DRS marked to indicate changes from the Registration Statement confidentially submitted on September 10, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Registration Statement in the Amended DRS to update other disclosures.

Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on September 10, 2021), the page references in our responses are to pages in the Amended DRS.

Draft Registration Statement on Form S-1 Submitted September 10, 2021

Prospectus Summary, page 1

1.	Please balance your disclosure of revenue growth in 2019 and 2020 with disclosure of your net income (loss) for each of those periods.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because revenue growth is a primary goal at this stage in the Company’s development, the revenue metrics are the most meaningful information to highlight for prospective investors in the cover art preceding the Prospectus Summary. For this reason and in response to the Staff’s comment, the Company has removed the gross margin information from the cover art and instead included 2020 pro forma revenue information and growth percentages (which pro forma information is required by Commission rules to be included in this filing), which the Company believes is the most meaningful indicator of the combined Company considering the acquisition took place over 12 months ago. At the time of the public filing of the Registration Statement, the Company will include financial information for all periods required to be included by Commission rules, which will include interim periods, and at such time the Company plans to include such interim revenue information in the cover art to provide a more current picture of Company performance. In addition, the Company has updated the disclosure on pages 7 and 91 to include information regarding the Company’s net loss for the years ended December 31, 2019 and 2020. As such, the Company respectfully submits that the updated disclosure in the Amended DRS adequately balances the disclosure regarding the Company’s performance.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

2.	Please disclose how you define small and mid-sized clients.

Response:

The Company respectfully advises the Staff that the Company has updated the disclosure on pages 1 and 68 to state that the Company defines small- and mid-sized businesses as companies with revenue between $5 million and $500 million.

3.	Please clarify whether there is a distinction between clients and customers. For example, you state on page 5 that you had 150 direct customers on the buy-size but served 27,800 clients on the sell-side.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the disclosure on pages 2 and 85 to clearly indicate that the Company uses those terms interchangeably; accordingly, there is no distinction between clients and customers.

Our Industry and Trends, page 3

4.	Please use the same scale for the four graphs that present information about ad spending.

Response:

The Company respectfully advises the Staff that the Company has updated the disclosure on pages 5 and 88 to address the Staff’s comment.

Our Competitive Strengths, page 6

5.	Refer to your disclosure of Growing and Profitable Business Model on page 7. Please expand the disclosure to present the most directly comparable GAAP measure along with your disclosure of Non-GAAP Adjusted EBITDA. Please expand your disclosure of Adjusted EBITDA on page 91 accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP CD&I Question 102.10 for guidance.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

Response:

The Company respectfully advises the Staff that the Company has updated the disclosure on pages 7 and 91 to include net income, the most directly comparable GAAP measure to Adjusted EBITDA.

However, the Company respectfully notes that the existing disclosure in the Registration Statement under the heading “Prospectus Summary—Non-GAAP Financial Measures” on page 19 provides disclosures regarding non-GAAP financial measures in compliance with Item 10(e) of Regulation S-K and Staff compliance and disclosure interpretations. The Company further respectfully notes that these disclosures precede the disclosure regarding Adjusted EBITDA on page 91. The Company has supplemented the existing disclosure regarding Adjusted EBITDA to address the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 67

6.	In light of the LLC Unit redemption right, please tell us how you considered ASC 480-10-S99-3 in determining that the Units should be presented as pro forma permanent equity. In your response please address who makes the decision to redeem in cash rather than Class A shares and tell us how this is within control of the Company. In this regard, we note on page 46 that you are considered a “controlled company.”

Response:

The Company acknowledges the Staff’s comment and has reviewed the guidance under ASC 480.  Based on the analysis, the Company has determined that the common units issued to USDM Holdings, Inc. (“USDM”) should be classified as permanent equity because such common units do not meet any of the criteria discussed below.

The Company notes that, under ASC 480-10-S99-3, redeemable equity instruments, including common units, should be classified outside of permanent equity if any of the following conditions are met:

(1)            The units are redeemable at a fixed or determinable price on a fixed or determinable date,

(2)            At the option of the holder, or

(3)            Upon the occurrence of an event that is not solely within the control of the issuer.

At any time on or before September 30, 2025, the Company is required to offer to redeem, for cash, the common units held by USDM, a minority member of DDH LLC. The Company respectfully notes that USDM is not part of Direct Digital Management, LLC, which will remain the Company’s controlling stockholder, and as such USDM does not control the decision made by the Company in respect of such redemption. USDM has 60 days to either accept or reject the Company’s redemption offer. The common units are not redeemable at the option of USDM. In addition, the redemption price is not fixed, but rather is dependent on the Company’s enterprise value as defined under the agreement. Finally, there is no event outside of the control of the issuer that would trigger redemption.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

Management Discussion and Analysis of Financial Condition and Results of Operations, page 68

7.	We note your disclosure that you have a 90% retention rate among the customers that contribute to 80% of your revenue. Please disclose the time period you used to calculate this measure. If this retention rate is for 2020, balance this disclosure by noting that your top two customers accounted for 41% of your total revenue and that your top ten customers account for 75% of your revenue.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page 70 to address the Staff’s comment by clarifying the time period used to calculate the retention rate measurement. The Company further acknowledges the comment regarding the Company’s customer concentration and has supplemented the disclosure on page 70 to clearly indicate the 2019 and 2020 customer concentrations for the Company’s top two and ten customers.

8.	Please describe and provide any related key metrics used for monitoring your ability to retain customers, acquire new customers and expand sales to existing customers. For example, we note that you highlight in your prospectus graphics the amount of revenue per customer and average customer tenure for 2020. Tell us your consideration of disclosing these or other metrics for each period presented and any related trends that affect your revenues or results of operations. We refer you to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response:

The Company respectfully advises the Staff that it has removed “revenue per customer” and similar metrics from the Amended DRS, as the Company does not use such metric in monitoring its growth. The primary metrics the Company uses to monitor its ability to retain and expand customers are number of customers, yearly customer retention, and average customer tenure. Otherwise, the Company focuses on overall revenue growth of its business segments and on a consolidated basis.

Components of Our Results of Operations, page 72

9.	Please expand your disclosure to clarify how you generate revenues from each of your segments. For example, discuss the types of fee arrangements with buy-side clients and the transactions that generate revenues for you in connection with your sell-side operations.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on pages 72 and 73 to address the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

Results of Operations, page 73

10.	We note on page 24 that your success is dependent on regularly adding new customers and increasing your customers’ usage of your platform. We also note on page 74 that the increase in sell-side advertising revenue was the result of bringing on more DSP customers, as well as an overall increase in advertising spend by your customers. Please expand your discussion of buy-side and sell-side revenues to quantify the changes in revenue from period to period due to new and existing customers.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not internally measure revenue growth for new customers separately from expanding revenue from existing customers. As such, the Company has updated the disclosure on page 74 to remove the distinctions between revenue from new and existing customers.

11.	We note on page 70 that clients often transition to your managed services delivery model, which in turn drives higher profitability. Please expand your discussion of revenues from period to period to include any trends in revenues between self-service and managed service for the segment revenues and the impact of such changes on profitability.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on pages 6, 70 and 91 to address the Staff’s comment and provide additional information regarding, and more accurately describe, the Company’s managed services delivery model. The Company notes that, upon further analysis, the managed services model does not necessarily provide higher profitability but rather a modified service delivery. Accordingly, the Company has removed references to higher profitability resulting from increased usage of managed services.

The Company respectfully advises the Staff that it is not aware of any specific underlying trends in its business or industry related to revenues from digital marketing solutions that are provided on a self-service versus managed services basis. The Company also notes that it has provided significant information in the existing disclosure in the Registration Statement in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operations” regarding any known trends or uncertainties that have had, and that the Company expects to have, material favorable or unfavorable impacts on the Company’s revenue or results of operations.

Principal Stockholders, page 109

12.	Please disclose the natural persons who have voting or investment power over the Class A and Class B shares to be held by USDM Holdings, Inc.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page 110 to include additional details regarding the beneficial ownership of the Company’s capital stock.

Financial Statements - Orange142, LLC, page F-45

13.	Please provide unaudited financial statements for the corresponding interim period of the preceding year pursuant to Rule 8-04 of Regulation S-X.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on pages F-45 to F-53 to include the requested unaudited financial statements of Orange142, LLC for the nine months ending September 30, 2019.

General

14.	In the prospectus graphics following the prospectus cover page, you indicate that on the buy-side, customer tenure averages 5.2 years based on the top 20 buy side customers by 2020 revenues. To provide context, disclose the percentage of total revenues attributable to these top 20 customers. In addition, you indicate that the total number of clients for Direct Digital Holdings as of June 30, 2021 was 27,950. Please revise to also disclose the number of clients attributable to the buy-side versus the sell-side. Lastly, please balance your presentation of revenue and revenue growth with the corresponding net income (loss).

Response:

The Company respectfully advises the Staff that it has updated the disclosure on the cover art of the Amended DRS to disclose the buy-side and sell-side clients, as well as, via footnote disclosure, the percentage of total revenues attributable to the top 20 customers. The Company also respectfully notes to the Staff that, as indicated in the Company’s response to Staff Comment 1 above, the Company believes the Amended DRS adequately balances disclosure regarding the Company’s performance in light of the additional disclosure on pages 7 and 91 regarding the Company’s net loss for the years ended December 31, 2019 and 2020.

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither the Company nor anyone authorized on its behalf has presented written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Commission with copies of any such future written communications.

Securities and Exchange Commission

Division of Corporation Finance

October 14, 2021

Please direct any questions regarding the Company’s responses or the Amended DRS to me at (704) 343-2275 or rgopalan@mcguirewoods.com.

Very truly yours,

MCGUIREWOODS LLP

/s/ Rakesh Gopalan

Rakesh Gopalan
Partner

cc:     Mark Walker, Direct Digital Holdings, Inc.

Keith Smith, Direct Digital Holdings, Inc.

Susan Echard, Direct Digital Holdings, Inc.

Phyllis Young, McGuireWoods LLP

Stephen Older, McGuireWoods LLP

Ben Stacke, Faegre Drinker Biddle & Reath LLP